EXHIBIT 99.1
Update to the Compensation Report
Zurich, April 18, 2017
Dear shareholders
As the chairman of the Compensation Committee of the Board of Directors of Credit Suisse Group AG (Compensation Committee), I would like to provide you with this update to the 2016 Compensation Report. Unless this update provides otherwise, the 2016 Compensation Report, and the statements made therein, stand as written, including as regards our discussion of performance targets and their achievement.
Recent developments
Since the publication of the Compensation Report on March 24, 2017, the Chairman of the Board of Directors, Urs Rohner, and I have conducted a thorough engagement with many of Credit Suisse’s shareholders. Feedback on the Group’s strategy and its execution has been supportive. There were, however, some shareholders who expressed reservations relating to the variable compensation granted to the Executive Board.
Decision of the CEO and Executive Board to forego 40% of their variable compensation
In order to address these concerns and to ensure that the Executive Board is able to continue to focus on the successful turnaround of Credit Suisse and the implementation of our strategy, the CEO and the Executive Board have proposed to the Board of Directors that both the 2016 Short-Term Incentive (STI) awards as well as the 2017 Long-Term Incentive (LTI) opportunities, previously proposed to be awarded to them by the Board of Directors, be reduced by 40%1. This proposal was approved by the Board of Directors.
In light of the current environment and sentiment towards compensation, the Board of Directors understands the decision made by the CEO and the Executive Board. Allow me to reiterate, though, that the Compensation Committee as well as the full Board of Directors were highly satisfied with the performance of the CEO and the Executive Board in 2016. The CEO and Executive Board compensation we had proposed on March 24 reflected the achievement of performance targets we had set for 2016, all of which were in line with the three-year strategic plan announced in October 2015. We also acknowledged the significant restructuring and reorganization efforts undertaken by the Executive Board amid challenging market conditions and related uncertainties. I can therefore only express my deep respect for the decision of the CEO and the Executive Board to forego significant parts of their variable compensation that they were awarded on the basis of achievement of pre-determined performance metrics of our compensation system.
The 40% reduction of STI awards and LTI opportunities will lead to a reduction in the compensation budgets proposed to the annual general meeting (AGM) of Credit Suisse Group as follows:
– In agenda item 4.2.1, the STI compensation for 2016, proposed in the AGM agenda to be CHF 25.99 million, will be reduced to CHF 17.01 million.
– In agenda item 4.2.3, the maximum LTI compensation for 2017 will be reduced from CHF 52 million to CHF 31.2 million.
Overall, the Executive Board compensation will thus be reduced by CHF 29.78 million. Of this total reduction, a CHF 8.98 million reduction for the STI awards will be reflected in the 2016 Executive Board compensation and a CHF 20.8 million reduction for the LTI opportunities will be reflected in the 2017 Executive Board compensation. Total Executive Board compensation for 2016 will therefore amount to CHF 73.06 million.
Overall, the compensation for the CEO Tidjane Thiam as the highest paid executive will be reduced by CHF 4.67 million. Of the total reduction, a CHF 1.67 million decrease for the STI award will be reflected in his 2016 compensation and a CHF 3 million decrease for the LTI opportunity will be reflected in his 2017 Executive Board compensation. The reduced STI amount for Mr. Thiam will therefore be CHF 2.5 million and his total compensation for 2016 will amount to CHF 10.24 million.
The Board of Directors has committed not to exceed these amounts in case of approval of the respective agenda items by Credit Suisse Group shareholders.
No increase in Board compensation
In addition, the Board of Directors has also decided to maintain total Board compensation at the level of 2015 and 2016, with no incremental increase in 2017 as proposed to the AGM. Accordingly, in agenda item 4.1, the maximum Board compensation from the AGM 2017 to the AGM 2018, proposed in the AGM invitation to be CHF 12.5 million, will be reduced to CHF 12 million.
On behalf of the Compensation Committee, I would like to thank you for your ongoing support.
Jean Lanier
Chairman of the Compensation Committee
Member of the Board of Directors
April 2017

1 Mr. Tim O’Hara left Credit Suisse in 2016. He does not form part of the 40% voluntary reduction in STI compensation for 2016 and is not eligible for the LTI opportunities for 2017.